Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross declares quarterly dividend

Toronto, Ontario, February 16, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) today announced that the Company’s Board of Directors has declared a dividend of US$0.03 per common share for the fourth quarter of 2021.

The dividend is payable on March 24, 2022 to shareholders of record as of the close of business on March 9, 2022. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com